June 12, 2009
VIA EDGAR
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C. 20549

RE:	Whiting Petroleum Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 25, 2009 File No. 1-31899
Dear Mr. Schwall:
          This letter sets forth the responses of Whiting Petroleum Corporation (“Whiting”) to the comments contained in the letter, dated May 29, 2009, of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. For your convenience, each of the Staff’s comments is repeated below in italics, and set forth below each such comment is Whiting’s response.
Form 10-K for Fiscal Year Ended December 31, 2008
Financial Statements
Note 1 – Summary of Significant Accounting Policies
Oil and Gas Properties, page 72
1.	We note throughout your document, extensive disclosures regarding CO2 injection activities at various properties you own. Please modify your accounting policy disclosures to include a policy for your accounting for enhanced recovery activities that addresses each stage of an enhanced recovery projects lifecycle. We may have further comment.

Response: In future filings, Whiting will expand its existing disclosure on accounting for CO2 purchased for injection, and Whiting will revise its accounting policy disclosure accordingly to read as follows:
“Enhanced recovery activities. The Company carries out tertiary recovery methods on certain of its oil and gas properties in order to recover additional hydrocarbons that are not recoverable from primary or secondary recovery methods. Costs for tertiary recovery activities that are incurred during a project’s pilot phase, or prior to a project’s technical and economic viability, are expensed immediately. After a project has been determined to be technically feasible and economically viable, all costs to construct improved recovery systems are capitalized and depleted on a units-of-production basis, and acquisition costs of tertiary injectants such as purchased CO2 are also capitalized as development costs and depleted, as they are incurred solely for obtaining access to reserves not otherwise recoverable and have future economic benefits over the life of the project. As CO2 is recovered together with oil and gas production, it is extracted and re-injected, and all of the associated costs are expensed as incurred. Likewise costs incurred to maintain reservoir pressure are also expensed.”
Engineering Comments:
Business, page 5
Risk Factors, page 16
Our use of enhanced recovery methods creates uncertainties that could adversely affect our results of operations and financial condition, page 18
2.	We note your disclosure that “Our CO2 contracts permit the suppliers to reduce the amount of CO2 they provide to us in certain circumstances.” Please amend your document in an appropriate location to discuss these circumstances.

Response: In future filings, Whiting will revise the above-referenced sentence to read as follows:
“Under our CO2 contracts, if the supplier suffers an inability to deliver its contractually required quantities of CO2 to us and other parties with whom it has CO2 contracts, then the supplier may reduce the amount of CO2 on a pro rata basis it provides to us and such other parties.”
Whiting supplementally advises the SEC staff that the terms of its CO2 contracts stipulate that the supplier is not permitted to knowingly contract to deliver CO2 volumes to other parties if such commitments would cause the supplier to be unable to deliver CO2 to Whiting. Furthermore, Whiting’s CO2 contracts permit Whiting to recover underdelivered volumes at a later date when the supplier has sufficient volumes of CO2 to deliver.
Properties, Page 27
Acreage, page 30
3.	Please expand your tables here to disclose material undeveloped acreage subject to expiration in each of the next three years. You may refer to paragraph 5 of SEC Industry Guide 2 for guidance.

Response: In future filings, Whiting will disclose material undeveloped acreage subject to expiration in each of the next three years following the reporting period. If Whiting would have included such disclosure in its 2008 Form 10-K beneath its acreage tables, it would have read as follows:
“Whiting’s net undeveloped acreage that is subject to expiration over the next three years, if not renewed, is approximately 17% in 2009, 16% in 2010, and 16% in 2011. These expiration percentages assume no future successful development or renewal of undeveloped acreage.”
Notes to Consolidated Financial Statements, page 71
Disclosures about Oil and Gas Producing Activities, page 95
4.	Paragraph 11 of FAS 69 requires the explanation of “significant changes” to your disclosed proved reserves. Please amend your document to explain the circumstances that led to additions due to extensions and discoveries and reductions due to revisions during 2008.

Response: The disclosure explaining significant changes to proved reserves in 2008, which Whiting will include in its 2009 Form 10-K, is as follows:
“Notable changes in proved reserves for the year ended December 31, 2008, included:
Revisions to previous estimates.  In 2008, negative revisions to previous estimates of proved reserves totaled 33.3 MMBOE.  Included in these revisions were 39.0 MMBOE of negative adjustments caused by lower commodity prices at December 31, 2008 as compared to December 31, 2007, and 5.7 MMBOE of net positive adjustments primarily due to production performance and updated technical evaluations at Whiting’s CO2 enhanced recovery projects.
Extensions and discoveries.  In 2008, total extensions and discoveries of 29.9 MMBOE resulted from successful drilling primarily in the Sanish, Sulphur Creek, and Parshall fields that extended the proved acreage in those fields.”
5.	FAS 69, paragraph 33(g) specifies the line item “Previously estimated development costs incurred during the period” for the reconciliation of changes to the standardized measure. We note the omission of this item from your document. Please amend your document to comply with FAS 69.

Response: In future filings, Whiting will include the line item “Previously estimated development costs incurred during the period” in the reconciliation of changes to the standardized measure. In its 2008 Form 10-K, Whiting included amounts of “Previously estimated development costs incurred during the period” in the line item “Development costs, net” together with “Changes in estimated future development costs”. In Whiting’s future filings, it will report its “Previously estimated development costs incurred during the period” and its “Changes in estimated future development costs” separately in the reconciliation of changes to the standardized measure.
* * *
Whiting acknowledges that:
•	Whiting is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Whiting may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If, after reviewing Whiting’s responses above, you have additional comments or need further information, please contact me at (303) 390-4285 or in my absence Brent Jensen, Whiting’s Chief Accounting Officer, at (303) 390-4987.
Sincerely,
/s/ Michael J. Stevens
Michael J. Stevens
Chief Financial Officer

cc:	Kevin Stertzel
Jill Davis
Ron Winfrey
      Securities and Exchange Commission
James J. Volker
Bruce R. DeBoer
Brent Jensen
      Whiting Petroleum Corporation
Benjamin F. Garmer
John K. Wilson
Foley & Lardner LLP

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